SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

[redacted]

09011865

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 1-04851

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: THE SHERWIN-WILLIAMS COMPANY EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: THE SHERWIN-WILLIAMS COMPANY, 101 W. PROSPECT AVENUE, CLEVELAND, OHIO 44115

ANNUAL REPORT

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

December 31, 2008 and 2007

INDEX

The following financial statements and other information of The Sherwin-Williams Company Employee Stock Purchase and Savings Plan (the Plan) are included herewith:

The following supplemental schedules of the Plan included in the Annual Report of the Plan on Form 5500 filed with the Employee Benefits Security Administration for the year ended December 31, 2008 are included herewith:

ERNST & YOUNG

Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, Ohio 44115

Tel: 216 861 5000
www.ey.com

Report of Independent Registered Public Accounting Firm

Administrative Committee of
The Sherwin-Williams Company
Employee Stock Purchase and Savings Plan
Cleveland, Ohio

We have audited the accompanying statements of net assets available for benefits of The Sherwin-Williams Company Employee Stock Purchase and Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Sherwin-Williams Company Employee Stock Purchase and Savings Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2008, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 19, 2009

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

	December 31, 2008					December 31, 2007				
	Non-Participant Directed	Participant Directed				Non-Participant Directed	Participant Directed			
	Company Stock Fund	Diversified Investments	Loan Activity	Unallocated	Total	Company Stock Fund	Diversified Investments	Loan Activity	Unallocated	Total
NET ASSETS AVAILABLE FOR BENEFITS										
Investments, at fair value:										
The Sherwin-Williams Company common stock	$ 1,075,009,990				$ 1,075,009,990	$ 1,081,827,700				$ 1,081,827,700
The Sherwin-Williams Company preferred stock				$ 216,752,745	216,752,745				$ 324,732,743	324,732,743
Mutual funds		$ 227,007,210			227,007,210		$ 295,726,285			295,726,285
Common/collective trust funds		128,305,194			128,305,194		146,125,990			146,125,990
Participant loans receivable			$ 42,041,277		42,041,277			$ 40,693,831		40,693,831
Interest-bearing cash	11,462,635	31,171,729			42,634,364	9,271,777	21,300,356			30,572,133
	1,086,472,625	386,484,133	42,041,277	216,752,745	1,731,750,780	1,091,099,477	463,152,631	40,693,831	324,732,743	1,919,678,682
Net pending purchases	(259,392)				(259,392)	(170,326)				(170,326)
Note payable to The Sherwin-Williams Company				(216,752,745)	(216,752,745)				(324,732,743)	(324,732,743)
Net assets available for benefits	$ 1,086,213,233	$ 386,484,133	$ 42,041,277	$	$ 1,514,738,643	$ 1,090,929,151	$ 463,152,631	$ 40,693,831	$	$ 1,594,775,613

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

	Year Ended December 31, 2008				
	Non-Participant Directed	Participant Directed			
	Company Stock Fund	Diversified Investments	Loan Activity	Unallocated	Total
Increases in net assets available for benefits:					
Interest and dividends on Diversified Investments and Loans		$ 8,498,555	$ 3,285,095		$ 11,783,650
Dividends on The Sherwin-Williams Company common stock	$ 21,066,518				21,066,518
Dividends on The Sherwin-Williams Company preferred stock				$ 10,395,507	10,395,507
Contributions from participants	28,362,965	45,113,047			73,476,012
Contributions from The Sherwin-Williams Company				53,125,677	53,125,677
Transfers due to plan mergers		26,681,010	361,697		27,042,707
Transfers from unallocated to participants	40,443,369	12,682,308		(53,125,677)	
Forgiveness of unpaid interest on note payable				3,102,865	3,102,865
	89,872,852	92,974,920	3,646,792	13,498,372	199,992,936
Decreases in net assets available for benefits:					
Benefits paid directly to participants	86,036,364	49,964,130	3,227,334		139,227,828
Interest expense on note payable				13,498,372	13,498,372
Fees	167,720	192,456			360,176
	86,204,084	50,156,586	3,227,334	13,498,372	153,086,376
Net realized and unrealized appreciation (depreciation) in fair value of investments	31,179,790	(158,123,320)			(126,943,530)
Participant directed transfers, net	(39,564,476)	38,636,488	927,988		
Net (decrease) increase	(4,715,918)	(76,668,498)	1,347,446		(80,036,970)
Net assets available for benefits:					
Beginning of year	1,090,929,151	463,152,631	40,693,831		1,594,775,613
End of year	$ 1,086,213,233	$ 386,484,133	$ 42,041,277	$	$1,514,738,643

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

December 31, 2008 and 2007

NOTE A—SIGNIFICANT ACCOUNTING POLICIES

The accounts of the Plan are reported on the accrual basis. The Company Stock Fund consists of common stock of The Sherwin-Williams Company (the Company or Plan Sponsor), purchased by Fidelity Management Trust Company (the Trustee), and cash. Shares of common stock of the Company held by the Trustee are blended with cash to create units of the Company Stock Fund. Diversified Investments consist of units of the following funds (collectively, the Diversified Funds):

Fidelity Diversified International Fund - Class K
Fidelity Managed Income Portfolio II
Fidelity Mid-Cap Stock Fund - Class K
Fidelity Retirement Government Money Market Portfolio
Fidelity Contrafund® - Class K
Fidelity Equity-Income Fund - Class K
Fidelity Inflation-Protected Bond Fund
Fidelity Institutional Short-Intermediate Government Fund
Fidelity Low-Priced Stock Fund - Class K
Fidelity Puritan® Fund - Class K
Fidelity U.S. Bond Index Fund
Lord Abbett Small-Cap Value Fund Y
Managers Special Equity Fund
Mutual Shares CL Z
Pimco Low Duration Fund (Institutional Class)
Pyramis Active Lifecycle 2000 Commingled Pool Fund
Pyramis Active Lifecycle 2005 Commingled Pool Fund
Pyramis Active Lifecycle 2010 Commingled Pool Fund
Pyramis Active Lifecycle 2015 Commingled Pool Fund
Pyramis Active Lifecycle 2020 Commingled Pool Fund
Pyramis Active Lifecycle 2025 Commingled Pool Fund
Pyramis Active Lifecycle 2030 Commingled Pool Fund
Pyramis Active Lifecycle 2035 Commingled Pool Fund
Pyramis Active Lifecycle 2040 Commingled Pool Fund
Pyramis Active Lifecycle 2045 Commingled Pool Fund
Pyramis Active Lifecycle 2050 Commingled Pool Fund
SEI Stable Value Fund
Spartan® U.S. Equity Index Fund
The Growth Fund of America®
Vanguard Institutional Index Fund Institutional Shares
Vanguard Wellesley Income Fund Admiral Shares
Vanguard Wellington Fund Admiral Shares
Victory Institutional Diversified Stock Fund

Effective September 1, 2008, six Retail share class fund offerings (Fidelity Contrafund®, Fidelity Diversified International Fund, Fidelity Equity Income Fund, Fidelity Low Priced Stock Fund, Fidelity Mid-Cap Stock Fund and Fidelity Puritan® Fund) were removed from the list of available investments and replaced with similar Fidelity K Class Institutional share class funds. All amounts previously invested in the Fidelity Retail share class funds were either redirected by participants to another investment fund, or in the absence of timely participant direction, transferred to the appropriate Fidelity K Class fund.

Effective March 31, 2007, the Fidelity Magellan® Fund was removed from the list of available investment funds. All amounts that were previously invested in that fund were either redirected by participants to another investment fund or, in the absence of timely participant direction, directed to a suitable Fidelity Freedom fund by the Plan Sponsor.

Effective November 1, 2007, the Fidelity Freedom funds were removed from the list of available investment funds and replaced with the Pyramis Active Lifecycle Commingled Pool funds. All amounts previously invested in the Fidelity Freedom funds were either redirected by participants to another investment fund, or in the absence of timely participant direction, directed to a suitable Pyramis Active Lifecycle Commingled Pool Fund by the Plan Sponsor.

During the year, an unallocated suspense account held shares of preferred stock of the Company until compensation expense related to Plan contributions of Company common stock was earned at which time shares of preferred stock of the Company were redeemed for cash to be used to purchase common stock of the Company and other investments on the open market that were then credited to eligible employees' accounts.

Distributions from Diversified Investments for withdrawals or upon an eligible employee's termination of employment are made in cash at the market value as of the valuation date coinciding with or immediately preceding the distribution. An eligible employee may elect to receive distribution from the Company Stock Fund for withdrawals or upon an eligible employee's termination of employment in whole shares of stock determined as of the applicable valuation date. Fractional share interest is distributed in cash at the market value as of the stock transfer date. If such election is not made, distributions from the Company Stock Fund are made in cash.

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards (FAS) No. 157, "Fair Value Measurement." This statement establishes a framework for measuring fair value under generally accepted accounting principles, clarifies the definition of fair value within that framework and expands financial statement disclosures about the use of fair value measurements. It does not expand the use of fair value measurements. In accordance with Financial Accounting Standards Board (FASB) Staff Position (FSP) FAS No. 157-2, "Effective Date of FASB Statement No. 157," the Plan has deferred the adoption of FAS No. 157 for its non-financial assets and liabilities until January 1, 2009.

The fair value of mutual funds is based on quoted prices in active markets for identical assets. Securities which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan Year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the Plan year are valued at an average of the last reported bid and ask prices.

The investment in the convertible serial preferred stock is recorded at fair value, which is the Plan's best estimate of fair value based on the conversion and/or redemption transactions involving the convertible serial preferred stock, as fully described in the terms of such stock, and the resulting reduction of the note payable to the Company. Net realized and unrealized appreciation in the fair value of investments represents the change in the difference between the aggregate fair value and the cost of the Plan's investments, including investments bought and sold as well as held during the year.

The common/collective trust funds include the Fidelity Managed Income Portfolio II, the SEI Stable Value Fund, and the Pyramis Active Lifecycle Commingled Pool Funds. The Fidelity Managed Income Portfolio II and the SEI Stable Value Fund are carried at contract value, which is estimated by the Trustee and represents net contributions plus interest at the current market rate. The estimated contract value approximates fair value. The fair value of the Pyramis Active Lifecycle Commingled Pool Funds is calculated by the Trustee based on the net asset value (NAV) per unit as of the close of business of the New York Stock Exchange. Investments in the underlying funds are valued at their closing net asset value each business day.

Participant loans receivable are valued at cost plus accrued interest, which approximates fair value.

The following table presents the Plan's financial assets that are measured at fair value on a recurring basis, categorized using the fair value hierarchy:

	Fair Value at December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
The Sherwin-Williams Company common stock	$ 1,075,009,990	$ 1,075,009,990		
The Sherwin-Williams Company preferred stock	216,752,745			$ 216,752,745
Mutual funds	227,007,210	227,007,210		
Common/collective trust funds	128,305,194		$ 128,305,194	
Participant loans receivable	42,041,277			42,041,277
	$ 1,689,116,416	$ 1,302,017,200	$ 128,305,194	$ 258,794,022

The following table summarizes the changes in the fair value of the Plan's level 3 assets:

	Balance at December 31, 2007	Realized and Unrealized Gains (Losses)	Redemptions, Issuances, Settlements and Transfers, Net	Balance at December 31, 2008
The Sherwin-Williams Company preferred stock	$ 324,732,743		$ (107,979,998)	$ 216,752,745
Participant loans receivable	40,693,831		1,347,446	42,041,277
	$ 365,426,574		$ (106,632,552)	$ 258,794,022

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

NOTE B—DESCRIPTION OF THE PLAN

The Plan is a defined contribution plan. Any salaried employee of the Company or participating subsidiary and any employee in a group of employees to which coverage has been extended on a non-discriminatory basis by the Board of Directors of the Company is eligible for membership in the Plan provided the employee: (a) is 18 years of age; (b) is not a member of a collective bargaining unit which is recognized by the Company on the later of the effective date of the Plan or the date coverage under the Plan is extended or is not a member of a collective bargaining unit which has agreed that the members of such bargaining unit shall no longer be eligible for membership in the Plan; and (c) is employed in the United States or is a United States citizen if not employed therein.

In connection with the M.A. Bruder & Sons Inc. (MAB) and Columbia Paint & Coatings Company (Columbia) acquisitions during 2007 and the Becker Powder Coatings, Inc. (Becker) acquisition during 2008, the Company acquired three 401(k) plans which were merged into the Plan during 2008. The MAB and Columbia plans were merged into the Plan on March 31, 2008, and the Becker plan was merged into the Plan on June 30, 2008. Net assets aggregating $11,148,874, $14,567,125 and $965,011 for the MAB, Columbia and Becker plans, respectively, were transferred into the Plan and allocated to the appropriate participant accounts. All former participants of the MAB, Columbia and Becker plans are covered by the terms and conditions of the Plan as of the merger dates.

Eligible employees hired by the Company or participating subsidiary have the option of participating in the Plan. Eligible employees can contribute up to 20% of their salaries subject to limitations imposed by law. The Company makes matching contributions of 100% on the first 6% of eligible employee contributions beginning the quarter following the employees' one-year anniversary with the Company. Effective July 1, 2009, the Plan was amended to change the Company match to 100% on the first 3% of each eligible employee's contributions and 50% on the next 2% of eligible contributions. The 2009 Plan amendment also gives the Company the option of making an additional discretionary contribution after each year-end. This discretionary contribution could increase the aggregate amount of the prior year Company contribution, based on an employee's participation level, up to 100% on the first 6% of eligible employee contributions. Eligible employees are 100% vested in Company contributions. Effective January 1, 2007, the Plan was amended to permit participants to diversify both future and a portion of prior Company matching contributions previously allocated to the Company Stock Fund into Diversified Investments.

In the absence of timely direction, eligible employees hired by the Company are automatically enrolled in the Plan and their contributions are directed to an appropriate Pyramis Active Lifecycle Pool Fund. Employee contributions were initially established at 2% of pre-tax earnings. Effective January 1, 2007, the initial automatic enrollment percentage was changed from 2% to 3% of pre-tax earnings. Eligible new hires may change the pre-selected enrollment option or choose not to participate in the Plan prior to being automatically enrolled. If new hires choose not to change the automatic enrollment employee contribution level of 3%, the employee contribution level will increase at the beginning of each subsequent plan year by 1%, until either the employee individually changes the employee contribution level or the employee contribution level reaches 6%.

Other notable Plan features include the following: (a) eligible employees can utilize a toll-free phone system, or the Internet, to obtain account statements and to conduct transactions; (b) withdrawals from the Plan (including loans) are processed any business day subject to certain trading restrictions imposed by each fund manager; (c) eligible employees can change their investment option direction for new contributions any business day; (d) investments in the Company Stock Fund are based on a unit value rather than a share value; (e) eligible employees are 100% vested in both Company and eligible employee contributions; (f) if elected by the eligible employee, account statements are sent on a quarterly basis; and (g) eligible employees are allowed to diversify 100% of amounts invested in the Company Stock Fund, including Company contributions to the eligible employee's account, to the Diversified Funds.

The Plan permits eligible employees, who are active employees, and other "parties in interest" (as such term is defined in Section 3(14) of the Employee Retirement Income Security Act of 1974, as amended), to borrow from such eligible employee's vested benefit portion of their accounts an amount not to exceed the lesser of $50,000 reduced by certain outstanding loans to the eligible employee under the Plan or one half of the vested benefit portion of the eligible employee's account under the Plan. Loan transactions are treated as a transfer between the other investment funds and the Loan Activity fund. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the eligible employee's account and bear interest at the prime interest rate plus one percent. Principal and interest are paid ratably through payroll deductions and credited to the eligible employee's account.

Since participant directed portions of the Company Stock Fund are not separately determinable, all investments in the Company Stock Fund are classified as non-participant directed for disclosure purposes. All investments in Diversified Investments are participant directed, except for those that resulted from automatic enrollments and the changes in fund offerings described in Note A.

Subject to certain Plan limitations, the Plan permits eligible employees to withdraw in cash or shares up to 100% of the market value of all amounts credited to such eligible employee's employee contribution account plus up to 100% of the market value of amounts credited to an eligible employee's Company contribution account. Withdrawals from an eligible employee's Company contribution account for Company contributions made before January 1, 2002 are permitted subject to certain plan rules. Company contributions made after January 1, 2002 are fully vested and can only be withdrawn from eligible employees' accounts in the event of death, disability, retirement, termination of employment or attainment of age 59 ½.

Subject to certain Plan limitations, the Plan permits eligible employees to make a withdrawal in cash from the vested portion of the eligible employee's salary reduction account upon attainment of age 59½. Eligible employees under age 59½ may be permitted to make a hardship withdrawal from the eligible employee's salary reduction account for certain financial emergencies, including certain medical expenses, certain tuition and education expenses, payments to prevent foreclosure on a principal residence occupied by an eligible employee, payments to finance the purchase (excluding mortgage payments) of a principal residence, payments related to certain funeral expenses, and payments related to expenses for employees affected by a declared disaster.

The Plan invests in various investment securities. Investment securities, including Company common stock, are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

On August 1, 2006, the Company issued 500,000 shares of convertible serial preferred stock, no par value (Series 2 Preferred stock) with cumulative quarterly dividends of $11.25 per share, for $500,000,000 to the Plan. The Plan financed the acquisition of the Series 2 Preferred stock by borrowing $500,000,000 from the Company at the rate of 5.5 percent per annum (see Note F). The Series 2 Preferred stock and the note payable to the Company are held by GreatBanc Trust Company. The Series 2 Preferred stock is redeemable or convertible into common stock of the Company, at the option of the Plan, and the amount so redeemed or converted is based on the amount of Plan contributions and the market price of the common stock of the Company on the conversion or redemption date, subject to a cap and floor price of the common stock of the Company. Each share of Series 2 Preferred stock is entitled to one vote upon all matters presented to the Company's shareholders, and the holder of the Series 2 Preferred stock and the holders of the Company's common stock, held in the Plan, generally vote together as one class. The Series 2 Preferred stock is pledged as collateral on the note payable to the Company. Shares of the Series 2 Preferred stock are redeemed for cash based on a formula that takes into account the value of the common stock of the Company. The Plan uses this cash to acquire common stock of the Company and other investments on the open market that are then credited to eligible employees' accounts. Principal and interest on the note payable to the Company have been forgiven periodically. Debt is forgiven in lieu of cash contributions by the Company to fund the Plan. The Plan redeemed 107,980 and 108,482 shares of the 2006 issuance of Series 2 Preferred stock for cash in 2008 and 2007, respectively. The Plan held 216,753 shares of Series 2 Preferred stock at December 31, 2008.

Eligible employees may elect to have dividends on their investment in Company stock that is released from the suspense account either paid in cash or reinvested in the Company stock fund. If an active election to receive dividends in cash is not made, the dividends will be used to purchase additional units of the Company stock fund. During such a time when the Plan is leveraged under the ESOP loan provisions of the Internal Revenue Code and Treasury Regulations and the Company has made a contribution to repay the ESOP debt underlying the leveraging, eligible employees may elect to receive a dividend equal to the total of their next pre-tax contribution and company matching contribution. The election can only be made once per calendar year for a single pay period.

NOTE C—INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated August 5, 2005, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

NOTE D—PRIORITIES ON TERMINATION OF THE PLAN

The Company reserves the right, by action of its Board of Directors, to amend, modify, suspend, or terminate the Plan. No such action will allow funds held in trust by the trustee or the income thereon to be used for purposes other than for the exclusive benefit of members or their beneficiaries. If the Plan is terminated, the Company contributions credited to each eligible employee's account shall vest immediately.

NOTE E—TRANSACTIONS WITH PARTIES-IN-INTEREST

Costs incidental to the purchase and sale of securities, such as brokerage fees, commissions, and stock transfer taxes, are borne by the respective funds. Fees relating to participant loan activity and qualified domestic relations orders are borne by the eligible employees. All other costs and expenses of administering the Plan are borne by the Company. Fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services. Certain Plan investments are shares of mutual or common/collective trust funds managed by the Trustee and, therefore, qualify as party-in-interest transactions.

NOTE F—NOTE PAYABLE TO THE COMPANY

As discussed in Note B, the Plan issued a $500,000,000 note due August 1, 2016 to the Company in connection with the purchase of the Series 2 Preferred stock. Principal payments of $12,500,000 are due quarterly with any remaining amounts due at maturity. The interest rate on the Note is 5.5% per annum and is due on the same dates as the principal payments. There is no penalty for prepayment of the note. Repayment of principal and interest can only be made from: (i) collateral given for the loan (Series 2 Preferred stock); (ii) contributions made to repay such loan; and (iii) earnings attributable to the Series 2 Preferred stock. For the year ended December 31, 2008 principal on the note was reduced by $107,979,998 as a result of Plan contributions for the year.

THE SHERWIN-WILLIAMS COMPANY EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

SCHEDULE H, LINE 4(i)--SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2008

EIN: 34-0526850

PLAN NUMBER: 001

ASSET DESCRIPTION	COST	CURRENT VALUE
Common Stock:		
*, # The Sherwin-Williams Company	$ 584,738,543	$ 1,075,009,990
Preferred Stock (unallocated):		
*, # The Sherwin-Williams Company	216,752,745	216,752,745
Mutual Funds:		
* Fidelity Institutional Short-Intermediate Government Fund	27,726,188	29,314,143
* Spartan® U.S. Equity Index Fund	12,553,849	9,079,205
Mutual Shares CL Z	19,087,551	12,069,371
* Fidelity U.S. Bond Index Fund	17,223,352	17,105,100
Pimco Low Duration Fund (Institutional Class)	6,329,480	5,991,332
* Fidelity Inflation-Protected Bond Fund	7,117,249	6,716,089
Lord Abbett Small-Cap Value Fund Y	29,382,782	19,940,778
The Growth Fund of America®	25,218,110	17,121,869
Victory Institutional Diversified Stock Fund	6,738,953	4,377,807
Vanguard Institutional Index Fund Institutional Shares	328,847	321,254
Vanguard Wellesley Income Fund Admiral Shares	294,763	301,026
Vanguard Wellington Fund Admiral Shares	136,972	143,203
Fidelity Contrafund® - Class K	29,769,712	29,453,827
Fidelity Diversified International Fund - Class K	27,199,255	27,168,534
Fidelity Equity-Income Fund - Class K	12,382,662	12,400,377
Fidelity Low-Priced Stock Fund - Class K	10,286,330	10,536,355
Fidelity Mid-Cap Stock Fund - Class K	15,355,475	15,197,697
Fidelity Puritan® Fund - Class K	9,665,810	9,563,658
Other	53,108	205,585
Common / Collective Trust Funds:		
*, (1) Fidelity Managed Income Portfolio II	20,397,237	20,397,237
(1) SEI Stable Value Fund	968,449	968,449
* Pyramis Active Lifecycle 2000 Commingled Pool Fund	2,783,159	2,313,198
* Pyramis Active Lifecycle 2005 Commingled Pool Fund	3,098,099	2,372,602
* Pyramis Active Lifecycle 2010 Commingled Pool Fund	18,265,895	13,826,730
* Pyramis Active Lifecycle 2015 Commingled Pool Fund	19,134,006	14,480,215
* Pyramis Active Lifecycle 2020 Commingled Pool Fund	24,042,542	16,705,621
* Pyramis Active Lifecycle 2025 Commingled Pool Fund	12,352,922	8,609,928
* Pyramis Active Lifecycle 2030 Commingled Pool Fund	26,825,042	17,387,383
* Pyramis Active Lifecycle 2035 Commingled Pool Fund	14,502,974	9,659,684
* Pyramis Active Lifecycle 2040 Commingled Pool Fund	16,966,782	11,271,403
* Pyramis Active Lifecycle 2045 Commingled Pool Fund	8,176,657	5,769,671
* Pyramis Active Lifecycle 2050 Commingled Pool Fund	6,360,833	4,543,073
Other:		
* Fidelity Retirement Government Money Market Portfolio	31,171,729	31,171,729
Interest-Bearing Cash	11,462,635	11,462,635
* Participant Loans Receivable, with interest rates ranges of 5.0% to 10.5%		42,041,277
	$ 1,274,850,697	$ 1,731,750,780

* Represents a Party-in-Interest.

\# Represents 5% or more of fair value of net assets available for benefits.

(1) The Fidelity Managed Income Portfolio II and SEI Stable Value Fund are valued at cost, which approximates fair value. The fair value of participation units is pooled in separate accounts estimated by the Trustee based on quoted redemption value on the last business day of the year. The investment contracts are valued at contract value as estimated by the Trustee. Contract value represents net contributions plus interest at the current market rate. Any calculations to determine fair value would not have a material effect on the Plan's financial statements.

THE SHERWIN-WILLIAMS COMPANY EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

SCHEDULE H, LINE 4(j)--SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2008

EIN: 34-0526850

PLAN NUMBER: 001

IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET	PURCHASE PRICE	SELLING PRICE	EXPENSES INCURRED	COST OF ASSET	CURRENT VALUE AT TRANSACTION DATE	NET GAIN OR (LOSS)
CATEGORY (iii)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS							
Fidelity Brokerage Services, Inc.	The Sherwin-Williams Company Common Stock						
	Sales		$ 202,073,399		$ 143,883,432	$ 202,073,399	$ 58,189,967
	Purchases	$ 107,989,445			107,989,445	107,989,445	
	Fidelity Retail Share Class Funds						
	Exchanges out (1)					(118,793,970)	
	Fidelity K Class Institutional Share Class Funds						
	Exchanges in (1)					106,514,809	
GreatBanc Trust Company	The Sherwin-Williams Company Preferred Stock						
	Sales (Redeemed)		107,979,998		107,979,998	107,979,998	

(1) Effective September 1, 2008, six Retail share class fund offerings (Fidelity Contrafund®, Fidelity Diversified International Fund, Fidelity Equity Income Fund, Fidelity Low Priced Stock Fund, Fidelity Mid-Cap Stock Fund and Fidelity Puritan® Fund) were removed from the list of available investments and replaced with similar Fidelity K Class Institutional share class funds. All amounts previously invested in the Fidelity Retail share class funds were either redirected by participants to another investment fund, or in the absence of timely participant direction, transferred to the appropriate Fidelity K Class fund.

There were no category (i), (ii) or (iv) reportable transactions for the year ended December 31, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

D. J. Gauntner, Secretary of the Administrative
Committee of the Plan

June 19, 2009

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Sequential Page Number Where Exhibit Can Be Found
23	Consent of Independent Registered Public Accounting Firm	17

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 2-80510, 33-62229 and 333-105211), pertaining to The Sherwin-Williams Company Employee Stock Purchase and Savings Plan, of our report dated June 19, 2009, with respect to the financial statements and schedules of The Sherwin-Williams Company Employee Stock Purchase and Savings Plan included in this Annual Report (Form 11-k) for the year ended December 31, 2008.

Ernst & Young LLP

Cleveland, Ohio
June 19, 2009